FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Result of the Tender Offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication made on 3 February 2021, Telefónica Europe B.V. (the "Issuer") announces the final results of the invitation to holders to tender for purchase by the Issuer for cash up to the Maximum Acceptance Amount (such invitation, the "Offer") of its outstanding EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor").
The Offer was made on the terms and subject to the conditions contained in the tender offer memorandum dated 3 February 2021 (the "Tender Offer Memorandum") and is subject to the offer restrictions more fully described in the Tender Offer Memorandum.
On 4 February 2021, the Issuer announced that the Maximum Acceptance Amount in relation to the Offer is EUR 1,000,000,000.
The Issuer will (subject to satisfaction or waiver of the New Financing Condition described in the above mentioned regulatory announcement communication) accept validly tendered Notes pursuant to the Offer for purchase in cash in an aggregate principal amount of EUR 757,600,000.
The final results of the Offer are as follow:

Description of Notes	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Aggregate Principal Amount of Notes accepted for purchase
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 3.750%	15/3/2022	EUR 1,000,000,000 (100% of the original nominal)	EUR 103,310 per EUR 100,000	EUR 757,600,000

The Offer remains subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Notes validly tendered in the Offer is subject, without limitation, to the satisfaction of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected settlement date of the Offer is 15 February 2021.
All Notes repurchased pursuant to the Offer will be cancelled.

Madrid, 11 February 2021.

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under the Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 11, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors